LAWRENCE SEIDMAN, ESQ.
                                 100 Misty Lane
                              Parsippany, NJ 07054
                                 (973) 952-0405
                               (973) 781-0876 fax
                                 March 21, 2006

Via facsimile (202) 772-9203 and Federal Express
Mr. Michael Pressman, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re: Yardville National Bancorp
    PREC 14A filed by Committee to Preserve Shareholder Value
    Filed on March 2, 2006
    File No. 1-10518

Dear Mr. Pressman:

        I am writing in response to your March 20, 2006 comment letter. The responses are numbered to correspond to the format of your comment letter.

General

Comment:

            1. Please revise throughout the document to reflect that the consulting agreement with Mr. Seidman did not require the board to seek Mr. Seidman's services.

Response:

            1. On page 4, the following sentences have been added: "During the negotiations leading up to the consulting agreement, Mr. Ryan assured Mr. Seidman that he would be able to meet with the entire Board. Mr. Ryan also assured Mr. Seidman that he would also have significant access to individual Board members. However, the terms of the consulting agreement did not require the Board to seek Mr. Seidman's services. Mr. Seidman would not have agreed to the consulting agreement without Mr. Ryan's assurances."

Comment:

            2. Please provide support for your position that "Mr. Ryan has stated to Mr. Seidman that significantly increasing Federal Funds borrowing in or about 1999, for a term of approximately ten (10) years by approximately $700 million, was a major mistake for which he takes full responsibility." It is not clear to the staff from where you derive $700 million value and that the increase was to Federal Funds borrowing.

Response:

            2.  The following paragraph on page 4 has been revised as follows:
                "Mr. Ryan has described several of the Bank's past operational difficulties as "bumps in the road." The following are situations which, in Mr. Seidman's opinion, were not beneficial to the Company. The only incident listed below specifically referred to by Mr. Ryan as a "bump in the road" was the increasing of Federal Funds borrowing to approximately $700 million described herein. Mr. Ryan has stated to Mr. Seidman that significantly increasing the Federal Funds borrowing starting in or about 1999, some part of which was for a term of approximately ten (10) years to approximately $700 million, was a major mistake for which he takes full responsibility. This strategy caused the Company's earning to be reduced when the interest earned on its assets declined while the cost of the borrowing did not decline in the same manner."

                The support for the $700 million value is from the Company's balance sheet, liability section, Federal Funding borrowing for each of the following fiscal year ends:

                    1999        2000        2001        2002        2003        2004        2005
                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
                  $ 250,293   $ 532,768   $ 695,008   $ 746,000   $ 726,000   $ 741,000   $ 740,000

                The source used for this data was SNL Financial, except for 1999, for which the source was the Company's Form 10-K.

Comment:

            3. Please provide support for your opinion that the sale of loans would be "most likely at a profit...". Note that a reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis.

Response:

            3. The following sentence has been added on page 5: "Mr. Seidman's view that the Company most likely could sell loans at a profit is based upon information provided to him by Company representatives, his knowledge of the New Jersey real estate market, and discussions with several other real estate finance professionals."

Comment:

            4. Please provide support for your position that the board received a "vote of no-confidence from its primary regulatory agency." Note that a reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis.

Response:

            4.  The following paragraph on page 5, has been revised as follows:
                "So in the last few years, the Company has experienced two blow-ups in credit quality, taken on significant interest rate risk that adversely affected its net income and entered into an Agreement with its primary regulatory agency; wherein the regulator required that the Board and management assess the individual Board members qualifications and skills, and evaluate each senior officers' qualifications. (See page 30 and 31 of the Agreement attached hereto as an Exhibit.) That's too many bumps in the road. Hopefully, the Company Shareholders won't get knocked off the road from the extreme turbulence. "

Comment:

            5. Please revise your disclosure to reflect that the lease with Lalor required the bank to pay $4,984 per month as opposed to $14,984 per month.

Response:

            5. This section on pages 6 and 7 has been revised as follows to include the updated disclosure from the Company's Preliminary Proxy Statement.

            "Mr. Hofing's material business relationships with the Company are as follows:

                In October 2004, upon expiration of the initial five-year term, and second five-year renewal term, the Bank renewed its lease for another five-year period for its Trenton, New Jersey branch office, which is owned by the Lalor Urban Renewal Limited Partnership. The Lalor Corporation, which is the general partner of the limited partnership, is owned by Sidney L. Hofing. Under the lease, the Bank is obligated to pay approximately, $3,100 per month, which includes any common area maintenance expenses.

                In July 2000, the Bank signed a ten-year lease with four five-year renewal options for its Lawrence, New Jersey branch office. The property is owned by Union Properties, LLC. Sidney
                L. Hofing has an ownership interest in Union Properties, LLC. Under the terms of the lease, the Bank is obligated to pay approximately $8,700 per month, which includes any common area maintenance expenses. In March 2006, the Bank signed a new 10-year lease, with an unlimited number of one-year renewals. The payment terms of the new lease are the same as the prior lease.

                In May 2001, the Bank signed a ten-year lease with three five-year renewal options for its Bordentown, New Jersey branch office. The Bank acquired the property from the bankruptcy estate of a borrower and sold the property to BYN, LLC, a limited liability company of which Sidney L. Hofing is a member. The purchase price was $537,000. Under the terms of the lease, the Bank is obligated to pay approximately $7,000 per month, which includes any common area maintenance expenses.

                In October 2001, the Bank signed a fifteen-year lease with three five-year renewal options for its Hunterdon County Regional Headquarters. The property is owned by FYNB, LLC. Sidney L. Hofing had an ownership interest in FYNB, LLC, but several members of Mr. Hofing's family including his spouse continue to have an ownership interest. Under the terms of the lease, the Bank is obligated to pay approximately $21,800 per month, which includes any common area maintenance expenses. In March 2006, the Bank signed a new lease for its Hunterdon County Regional Headquarters with FYNB, LLC for a twelve-year term with three five-year renewals. The new lease has an effective date of November 1, 2005. The payment terms of the new lease are the same as the prior lease.

                In April 2005, the Bank signed a fifteen-year lease with two five-year renewal options for a branch to be constructed and located in West Windsor, New Jersey. The property is owned by WWM Properties, LLC. Sidney L. Hofing has an ownership interest in WWM Properties, LLC. Under the terms of the lease, the Bank is obligated to pay an average of approximatrely $13,850 per month, including any common area maintenance expenses. Lease payments will start when the branch is completed.

                In March 2006, the Bank signed a ten-year lease with an unlimited number of one-year renewals for its Morrisville branch. The lease has an effective date of November 1, 2005. The property is owned by MYNB, LLC. Sidney L. Hofing has an ownership interest in MYNB, LLC. Under the terms of the lease, the Bank is obligated to pay $10,800 per month, which includes any common area maintenance expenses.

                Mr. Ryan told Mr. Seidman that the Bank intends to enter into several more leases with entities in which Mr. Hofing, or his family, have an ownership interest.

            Mr. Marrazzo's material business relationship with the Company is as follows:

                In April 2000, the Bank signed a five-year lease with three five-year renewal options for its branch in Marrazzo'a Thriftway in West Trenton, New Jersey. The property is owned by Serenity Point, LLC. Samuel D. Marrazzo, has an ownership interest in Serenity Point, LLC and owns and operates Marrazzo's Thriftway. Under the terms of the lease, which was executed prior to Mr. Marrazzo becoming a member of the Board, the Bank is obligated to pay $2,200 per month, which included any common area maintenance expenses.

            Mr. Vernon's material business relationships with the Company are as follows:

                In January 2005, the Bank signed a five-year lease with two five-year renewal options for its storage and maintenance facility. The property is owned by Lalor Storage, LLC. Mr. Vernon has an ownership interest in Lalor Storage, LLC. Under the terms of the lease, the Bank is required to pay $4,984 per month, which includes any common area maintenance expenses.

                In June 2003, the Bank sold its former operations building to Mr. Vernon. The purchase price was $650,000 and the Board recorded a gain of $429,000. The Bank leased the basement of the building on a month-by-month basis from June 2003 to January 2005. Under the terms of the lease, the Bank paid $2,783 per month, which included any common area maintenance expenses. In February 2005, the Bank ended its lease for this property.

                In January 2006, the Bank signed a one-year lease effective December 1, 2005 for a temporary location for its Cream Ridge Branch located in Plumsted Township, New Jersey. After the initial term expires the lease will be a month-to-month lease pending relocation to the final site. The current location is a 1,900 square foot space in a strip shopping center.

                The Bank will occupy this space pending the completion of a full service branch to be located on a pad site adjacent to the shopping center. The shopping center and the pad site are owned by Mercer Management and Development Inc. Mr. Vernon a director of the Company and the Bank has an ownership interest in Mercer Management and Development Inc. Under the terms of the lease, the Bank is obligated to pay approximately $3,500 per month, which includes any common area maintenance expenses. A new lease will be negotiated for the pad site in the near future."

            In addition, the following paragraph has been added on page 3:

                      "To Raise, or Not to Raise Capital."

                "Mr. Ryan has told Mr. Seidman on several occasions that he wants to sell stock to raise capital so the Company can continue on its growth strategy. Mr. Seidman is not in favor of selling stock to raise capital. If this issue is important to you, Mr. Seidman suggests you contact Mr. Ryan to get his view on whether or not the Company is considering raising capital through the sale of stock. Mr. Ryan's direct telephone number is (609) 631-6177."

            Also, on page 13, changes have been made to the resume section for Dennis Pollack as follows:

                "Dennis Pollack is 55 years of age and his residence address is 47 Blueberry Drive, Woodcliff Lake, New Jersey 07677. Mr. Pollack is currently a consultant to Paulson & Company, Inc., a hedge fund located at 590 Madison Avenue, New York, New York, 10022, and from June 2004 to February 28, 2006, Mr. Pollack was the Chief Operating Officer for Paulson & Company. From December 2001 to May, 2004, Mr. Pollack was a Vice President at Valley National Bank. From May, 2001 to December, 2001, Mr. Pollack was the new business development officer for Mohawk Community Bank. For more than five years prior thereto, Mr. Pollack held various positions at Connecticut Bank of Commerce, Stamford, Connecticut, President and Chief Executive Officer (April, 1996
                - November 1998) and most recently as Vice Chairman and a consultant to the bank (December, 1998 - May, 2001). From 1988 to 1993, he was the President, Chief Executive Officer, and Member of the Board of the Savings Bank of Rockland County, Spring Valley, New York, and when the bank was sold to First Fidelity Bank, he became an Executive Vice President, Rockland Region, until 1995."

            If you require any additional information, or changes, please contact the undersigned.

                                                         Very truly yours,

                                                         /s/ Lawrence B. Seidman
                                                         -----------------------
                                                         Lawrence B. Seidman